EXHIBIT 99.65

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

Tuesday, June 21, 2011

Alamos Gold Receives Positive Metallurgical Test Results for San Carlos and Provides

Mulatos Exploration Update

Toronto, Ontario – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announces positive results from metallurgical testing conducted on the high-grade ore at San Carlos. The results indicate that the high-grade ore is amenable to gravity separation, capable of providing an additional source of mill feed to the gravity plant that the Company is currently constructing to process the high-grade ore at Escondida.

The Company has also completed 32,400 metres (“m”) of drilling in 155 holes to-date in 2011 as part of its planned exploration drilling program at the Mulatos district. Locations of the exploration targets at Mulatos are shown in figures 1 and 2.

San Carlos Metallurgical Test Results

Two high-grade composite samples from the 2010 core drilling program at San Carlos were submitted for metallurgical testing. Testing was optimized to replicate the gravity plant that the Company is currently constructing to process the high-grade ore at Escondida. Initial test results revealed that the high-grade ore at San Carlos is amenable to gravity separation and can be processed economically through the gravity plant. Approximately 57% and 69% of the contained gold in the two composites were recovered through gravity separation, and ultimate recovery rates were 70% and 78% respectively, when the tailings were leached with cyanide. These levels of ultimate recovery are 15% to 20% higher than leaching the high-grade ore at San Carlos alone. The potential to improve these recovery rates exists and will be evaluated in the next phase of testing.

Using an anticipated cut-off grade of 3.0 grams of gold per tonne (“g/t Au”) for the gravity plant, “in-pit” mineral reserves at San Carlos total 398,000 tonnes grading 6.69 g/t Au. Outside the pit limit, measured and indicated mineral resources total 195,000 tonnes grading 4.99 g/t Au. The Company believes the high-grade San Carlos reserves and resources could potentially double the mill feed for the gravity plant.

San Carlos Exploration Update

The Company initiated a drill program in February 2011 to test for new high-grade resources. The Company has since drilled 7,400 m in 21 holes. Assay results are presented in Table 1 and the Mulatos pit locations are presented in Figure 2.

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Notable assay results from recent drilling include:

• 11SC126	4.57 m at 19.54 g/t Au
16.77 m at 1.28 g/t Au
• 11SC127	36.59 m at 4.37 g/t Au
• 11SC128	9.14 m at 30.45 g/t Au
13.71 m at 19.09 g/t Au
• 11SC138	13.72 m at 5.80 g/t Au
3.05 m at 22.56 g/t Au
• 11SC139	3.04 m at 3.37 g/t Au
• 11SC144	12.20 m at 1.09 g/t Au

Drill holes 126, 127, and 128 are infill and step-out holes drilled on the northeast edge of the resource area. The results from these holes confirm the continuity of the high-grade mineralization towards the northeast. The remaining holes reflect intercepts from additional en echelon structural high-grade zones discovered to the northeast of the main San Carlos resource. The Company identified at least two additional sub-parallel structures, located up to 600 m from the resource area, with surface mapping indicating the potential for additional zones to the northeast. The new zones are located at the same elevation as the existing mineralization but under significant overburden and are potentially amenable to underground mining. Additional wide-spaced drilling is planned to define the extent of the new mineralized zones.

The recent San Carlos drill program has identified high-grade gold mineralization in the stratigraphic units above the main district host-rock stratigraphy, which was previously thought to be barren of gold mineralization. This mineralization represents a late-stage high-grade event, overprinting the main Mulatos low-grade gold mineralization, similar to the relationship at the Escondida deposit. This concept in conjunction with recent mapping has resulted in the identification of several new near-mine high-grade targets for future drill testing. En echelon structures and stratigraphic units hosting high-grade gold mineralization in the San Carlos area are illustrated in Figure 3.

El Carricito Exploration Update

Step-out drilling at El Carricito continues in 2011 testing geochemical and geologic targets and expanding on significant intercepts from previous drilling. The Company drilled 12,400 m in 56 drill holes to-date and relevant assay results are presented in tables 2 and 3. Drilling has focused on delineating and expanding mineralization identified at Cerro Carricito and Cerro Colorado, two areas of thick, laterally extensive, low-grade gold mineralization on the western side of the property. Approximate drill-hole locations are illustrated on Figure 4. The Company has drill-tested only a relatively small area of the target considering the large size of the El Carricito.

Most of the holes drilled at El Carricito have intersected wide intercepts of oxidized silicic alteration containing anomalous gold concentrations. The host rocks are porphyritic, rhyodacite, dacite, and fragmental volcanic rocks similar to those hosting the Mulatos deposit. Substantial multi-phase hydrothermal breccias are also present, as well as mafic dykes similar to those associated with the San Carlos deposit.

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Notable recent assay results at a 0.10 g/t Au cut-off from the ongoing drill program include:

• 11CR029	9.15 m at 0.66 g/t Au
• 11CR045	7.62 m at 0.82 g/t Au
• 11CR046	13.77 m at 0.47 g/t Au
• 11CR047	71.65 m at 0.52 g/t Au
• 11CR049	6.10 m at 1.02 g/t Au
10.67 m at 0.55 g/t Au
• 11CR065	12.20 m at 0.44 g/t Au
• 11CR068	15.25 m at 0.52 g/t Au
• 11CR069	12.20 m at 0.97 g/t Au
• 11CR071	12.19 m at 0.89 g/t Au
• 11CR072	21.34 m at 0.49 g/t Au
• 11CR073	48.78 m at 0.31 g/t Au

Following interpretation of results to-date, and a field review by an internationally recognized epithermal specialist, significant effort is being put into a detailed mapping of the Cerro Carricito and Cerro Colorado areas on the western side of the project area, where alteration zonation, gold distribution, and multi-element geochemical anomalies indicate proximity to the structural feeder and center of the system. The geologic work is leading towards a predictive model that explains the distribution of gold intercepts at El Carricito. A new area of gold-anomalous vuggy silica has been recently identified based on this model between the Cerro Colorado and Cerro Carricito areas and new drill roads and sites are being constructed.

Two reverse circulation drill rigs are operating at El Carricito with a core drill rig to be relocated to the area to provide additional geological information and compare the grade of core intercepts to those of reverse circulation drilling.

QA/QC Programs

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 0.5 to 1.5 m. Mulatos samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 5.0 g/t Au. Composites presented in the assay results tables include intervals at >0.35 g/t over a 3-m minimum width with no assays cut, unless indicated.

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About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $195 million cash on hand, is debt-free, and unhedged to the price of gold. As of May 31, 2011, Alamos had 116,978,006 common shares outstanding (125,254,906 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 206

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Figure 1: Project Locations – Mulatos District

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Figure 2: Project Locations – Mulatos Pit Area

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San Carlos
High-grade Structural-hosted Au
Mafic Dykes
High-grade Stratigraphic-hosted Au
El Victor-San Carlos Trend

Figure 3: San Carlos Extension Project Area

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Vent complex
Cerro Carricito/
Chute Breccia
Cerro Colorado
N
1.0 km

Figure 4: El Carricito – Drill Hole Locations with Areas of Interest

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Table 1: San Carlos – Select Composite Intervals1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From[3] (m)	To3 (m)	Interval (m)	Assay[3] (g/t Au)
11SC126	RC	251.52	152.44	157.01	4.57	19.54
			170.73	187.50	16.77	1.28
			198.17	208.84	10.67	1.35
			211.89	219.51	7.62	1.28
			236.28	239.33	3.05	3.37
11SC127	RC	230.18	135.67	172.26	36.59	4.37
			175.30	182.93	7.63	0.62
			201.22	207.32	6.10	1.00
			217.99	225.61	7.62	0.77
11SC128	RC	233.23	117.38	126.52	9.14	30.45
			Inc.117.38	121.95	4.57	58.33
			137.20	150.91	13.71	19.09
			Inc.137.20	143.29	6.09	41.40
11SC129	RC	263.72	195.12	201.22	6.10	0.68
			205.79	213.41	7.62	0.66
11SC131	RC	303.35	No Intervals
11SC132	RC	330.79	219.51	222.56	3.05	0.66
			227.13	230.18	3.05	0.77
11SC133	RC	301.83	No Intervals
11SC135	RC	382.62	300.30	310.98	10.68	0.83
			329.27	338.41	9.14	2.70
11SC136	RC	452.74	327.74	330.79	3.05	1.90
			333.84	336.89	3.05	1.45
			346.04	349.09	3.05	0.67
			378.05	382.62	4.57	0.36
11SC137	RC	458.84	260.67	271.34	10.67	0.47
			282.01	292.68	10.67	0.77
			295.73	298.78	3.05	3.80
11SC138	RC	431.40	266.77	280.49	13.72	5.80
			283.54	292.68	9.14	0.37
			306.40	309.45	3.05	22.56
			358.23	379.57	21.34	0.98
			382.62	387.20	4.58	1.94
			402.44	407.01	4.57	0.64
11SC139	RC	275.91	172.26	175.30	3.04	3.37
			179.88	184.45	4.57	0.47
			196.65	199.70	3.05	2.33
			204.27	207.32	3.05	0.37
			222.56	230.18	7.62	1.14
11SC140	RC	352.13	169.21	172.26	3.05	0.67
			182.93	190.55	7.62	1.91
11SC141	RC	379.57	271.34	277.44	6.10	1.11
11SC142	RC	394.82	272.87	277.44	4.57	0.87
			288.11	295.73	7.62	1.22
			307.93	314.02	6.09	0.54
11SC143	RC	474.09	No Intervals
11SC144	RC	458.84	301.83	309.45	7.62	0.40
			317.07	329.27	12.20	1.09
			332.32	335.37	3.05	2.60

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(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

Table 2: El Carricito – Select Composite Intervals1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)[3]
11CR025	RC	243.90	No Intervals
11CR026	RC	198.17	No Intervals
11CR027	RC	260.67	No Intervals
11CR028	RC	198.17	No Intervals
11CR029	RC	243.90	178.35	182.93	4.58	1.18
11CR030	RC	182.93	No Intervals
11CR031	RC	260.67	No Intervals
11CR032	RC	259.15	172.26	176.83	4.57	0.82
11CR033	RC	324.70	214.94	217.99	3.05	0.82
			224.09	227.13	3.04	0.75
11CR034	RC	228.66	No Intervals
11CR035	RC	243.90	208.84	211.89	3.05	1.05
11CR036	RC	355.18	No Intervals
11CR037	RC	283.54	3.05	6.10	3.05	0.55
			263.72	269.82	6.10	0.39
11CR038	RC	274.39	173.78	176.83	3.05	0.98
11CR039	RC	257.62	No Intervals
11CR040	RC	228.66	No Intervals
11CR041	RC	213.41	No Intervals
11CR042	RC	318.60	No Intervals
11CR043	RC	243.90	94.51	97.56	3.05	0.84
11CR044	RC	260.67	134.15	141.77	7.62	0.50
11CR045	RC	243.90	94.51	102.13	7.62	0.81
			192.07	196.65	4.58	0.55
11CR046	RC	291.16	153.96	158.54	4.58	0.84
11CR047	RC	243.90	102.13	114.33	12.20	0.88
			126.52	143.29	16.77	0.98
11CR048	RC	260.67	No Intervals
11CR049	RC	198.17	100.61	105.18	4.57	1.33
			121.95	125.00	3.05	1.43
11CR050	RC	243.90	No Intervals
11CR051	RC	182.93	No Intervals
11CR052	RC	243.90	No Intervals
11CR053	RC	213.41	No Intervals
11CR054	RC	243.90	82.32	88.41	6.09	0.50
			138.72	143.29	4.57	0.42
11CR055	RC	213.41	25.91	32.01	6.10	0.47
			74.70	83.84	9.14	0.80
			88.41	99.09	10.68	0.47
11CR056	RC	182.93	No Intervals
11CR057	RC	243.90	92.99	99.09	6.10	0.65
11CR058	RC	182.93	No Intervals
11CR059	RC	199.70	27.44	30.49	3.05	0.75
			83.84	94.51	10.67	0.63
11CR060	RC	213.41	No Intervals

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Drill Hole Number	Drilling Method[2]	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)[3]
11CR061	RC	48.78	No Intervals
11CR062	RC	57.93	No Intervals
11CR063	RC	274.39	No Intervals
11CR064	RC	92.99	42.68	45.73	3.05	0.68
11CR065	RC	181.40	51.83	57.93	6.10	0.69
11CR066	RC	274.39	No Intervals
11CR067	RC	213.41	No Intervals
11CR068	RC	248.48	10.67	18.29	7.62	1.02
11CR069	RC	214.94	7.62	19.82	12.20	0.97
11CR070	RC	243.90	No Intervals
11CR071	RC	182.93	10.67	18.29	7.62	1.20
11CR072	RC	111.28	15.24	28.96	13.72	0.65
11CR073	RC	198.17	50.30	59.45	9.15	0.41
			62.50	67.07	4.57	0.38
			74.70	77.74	3.04	0.76
			86.89	89.94	3.05	0.45
			129.57	132.62	3.05	0.90

(1)	Due to the exploratory nature of the program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

Table 3: El Carricito – Select Composite Intervals1

Include intervals at >0.10 g/t Au over a 3 metres minimum width, no assay cut

Drill Hole Number	Drilling Method[2]	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)[3]
			140.24	147.87	7.63	0.12
10CR025	RC	243.90	166.16	184.45	18.29	0.16
			199.70	225.61	25.92	0.17
11CR026	RC	198.17	4.57	12.20	7.63	0.11
11CR027	RC	260.67	193.60	228.66	35.06	0.17
11CR028	RC	198.17	103.66	125.00	21.34	0.11
			100.61	112.80	12.19	0.11
11CR029	RC	243.90	163.11	170.13	7.62	0.13
			176.83	185.98	9.15	0.66
11CR030	RC	182.93	9.15	27.44	18.29	0.10
11CR031	RC	260.67	211.89	230.18	18.29	0.10
			44.21	57.93	13.72	0.18
			96.04	103.66	7.62	0.20
			129.57	134.15	4.58	0.15
11CR032	RC	259.15	144.82	164.63	19.81	0.13
			170.73	185.98	15.25	0.40
			192.07	201.22	9.15	0.13
			205.79	213.41	7.62	0.12
			181.40	184.45	3.05	0.15
			193.60	198.17	4.57	0.14
11CR033	RC	324.70	214.94	228.16	13.22	0.42
			240.85	254.57	13.72	0.21
			298.78	324.70	25.92	0.16
11CR034	RC	228.66	38.11	42.68	4.57	0.15
			182.93	185.98	3.05	0.15

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Drill Hole Number	Drilling Method[2]	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)[3]
			214.94	222.56	7.62	0.17
11CR035	RC	243.90	65.55	79.27	13.72	0.15
			86.69	92.99	6.30	0.20
			102.13	112.80	10.67	0.15
			202.74	214.94	12.20	0.36
11CR036	RC	355.18	No Intervals
			3.05	6.10	3.05	0.55
11CR037	RC	283.54	198.17	201.22	3.05	0.23
			251.52	283.54	32.02	0.18
11CR038	RC	274.39	169.21	185.98	16.77	0.36
			190.55	193.60	3.05	0.32
11CR039	RC	257.62	No Intervals
			137.22	152.44	15.24	0.12
11CR040	RC	228.66	161.59	166.16	4.57	0.41
			190.55	193.60	3.05	0.11
11CR041	RC	213.41	132.62	141.77	9.15	0.11
			157.01	160.06	3.05	0.20
11CR042	RC	318.60	No Intervals
11CR043	RC	243.90	71.65	74.70	3.05	0.19
			94.51	99.09	4.58	0.59
			152.44	158.54	6.10	0.19
			225.61	236.28	10.67	0.11
11CR044	RC	260.67	126.52	149.39	22.87	0.25
11CR045	RC	243.90	94.51	102.13	7.62	0.82
			129.57	158.54	28.97	0.20
			169.21	198.17	28.96	0.20
			214.94	224.09	9.15	0.13
			138.72	143.29	4.57	0.11
11CR046	RC	291.16	153.96	169.21	13.72	0.47
			175.30	181.40	4.57	0.17
			53.35	64.02	10.67	0.12
			68.60	73.17	4.57	0.14
11CR047	RC	243.90	77.74	149.39	71.65	0.52
			155.49	166.16	10.67	0.13
			170.73	181.40	10.67	0.16
11CR048	RC	260.67	No Intervals
11CR049	RC	198.17	22.87	35.06	12.19	0.19
			64.02	70.12	6.10	0.18
			76.22	86.89	10.67	0.17
			100.61	106.71	6.10	1.02
			115.85	126.52	10.67	0.55
			134.15	160.06	25.85	0.16
11CR050	RC	243.90	134.15	147.87	13.72	0.27
			150.91	161.59	10.68	0.17
11CR051	RC	182.93	No Intervals
			56.40	65.55	9.15	0.13
			70.12	85.37	15.25	0.17
11CR052	RC	243.90	109.76	114.33	4.57	0.30
			164.63	204.27	39.64	0.19
			239.33	243.90	4.57	0.13
			35.06	39.63	4.57	0.16
11CR053	RC	213.41	118.90	123.48	4.58	0.14
			131.10	135.67	4.58	0.14

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Drill Hole Number	Drilling Method[2]	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)[3]
			144.82	150.91	6.09	0.11
11CR054	RC	243.90	51.83	105.18	53.35	0.22
			131.10	150.91	19.81	0.19
11CR055	RC	213.41	19.82	64.02	44.20	0.20
			74.70	120.43	45.73	0.36
11CR056	RC	182.93	No Intervals
11CR057	RC	243.90	24.39	50.30	25.91	0.19
			64.02	71.65	7.63	0.22
			89.94	106.71	16.77	0.35
			112.80	123.48	10.68	0.20
11CR058	RC	182.93	No Intervals
11CR059	RC	199.70	24.39	48.78	24.39	0.25
			73.17	106.71	33.54	0.38
11CR060	RC	213.41	No Intervals
11CR061	RC	48.78	42.68	47.26	4.58	0.27
11CR062	RC	57.93	No Intervals
11CR063	RC	274.39	No Intervals
11CR064	RC	92.99	39.63	70.12	30.49	0.17
			82.32	92.99	10.67	0.15
11CR065	RC	181.40	50.30	62.50	12.20	0.44
			76.22	79.67	3.05	0.15
11CR066	RC	274.39	No Intervals
11CR067	RC	213.41	No Intervals
			4.57	19.82	15.25	0.56
11CR068	RC	248.48	41.16	44.21	3.05	0.11
			80.79	85.37	4.58	0.11
11CR069	RC	214.94	7.62	19.82	12.20	0.97
			85.37	89.94	4.57	0.13
11CR070	RC	243.90	No Intervals
11CR071	RC	182.93	6.10	18.29	12.19	0.84
			13.72	35.06	21.34	0.49
11CR072	RC	111.28	50.30	77.74	27.44	0.15
			83.34	89.94	6.10	0.17
11CR073	RC	198.17	48.78	97.56	48.78	0.31
			118.90	134.15	15.25	0.32

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

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